ORKLA

07027297

U.S. Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Your ref. From

082-03998

Our ref. Date
Oslo, 13 September 2007

Mailstop: Room 3628
Attention: Rule 12g3-2(b) Exemptions

SUPPL

SEC MAIL PROCESSING RECEIVED SEP 20 2007 WASH, D.C. 160 SECTION

Application for amendment to the existing Rule 12g3-2(b)

We refer to information from Bank of New York Mellon regarding that electronic publication is now permitted for SEC Rule 12g3-2(b) exemptions. Orkla ASA is regulated by Rule 12g3-2(b) with exemption number 82-3998. Orkla hereby apply for purposes of future electronic publication of the required disclosure documents.

Orkla's website, with address www.orkla.com, will show you all releases, all subject to notification and all disclosure of interest. The following link will take you directly to this site: http://www.orkla.com/eway/default.aspx?pid=229&trg=Main_6311&Main_6311=6331:0:4,4116:1:0:0:::0:0

All releases from Orkla to the Oslo Stock Exchange are also available at Oslo Stock Exchange own site "Newsweb". The address is: www.newsweb.no.

If you have any questions don't hesitate to contact Orkla's Investor Relations department, phone +47 22 54 44 55 or e-mail siv.merethe.brekke@orkla.no.

Best regards
for ORKLA ASA

PROCESSED
OCT 23 2007
THOMSON
FINANCIAL

Siv Merethe S. Brekke
Vice President Orkla Investor Relations

As a result of an SEC rule change, depositary receipt issuers with Rule 12g3-2(b) exemptions can now conveniently post certain SEC-required documents electronically. Learn more.

Industry Update: Electronic Publication Now Permitted for SEC Rule 12g3-2(b) Exemptions

As the leading depositary bank, The Bank of New York Mellon is committed to keeping its depositary receipt (DR) issuer clients informed of market developments that could affect their businesses. Here, we outline information on a U.S. Securities and Exchange Commission (SEC) rule amendment affecting companies with Level I DR programs.

The Rule Amendment
In June 2007, the SEC approved an amendment to its rules permitting a non-U.S. company that currently maintains a Rule 12g3-2(b) exemption from reporting obligations under U.S. Securities Exchange Act of 1934, upon application to the SEC, to publish in English its required home-country documents on its website or through a publicly available electronic information delivery system in its primary trading market.

Accordingly, companies will no longer be required to mail materials in paper form to the SEC as was previously required to satisfy their submission obligations.

See *http://www.sec.gov/rules/final/2007/34-55540.pdf* for complete rules.

How to Comply With the New Procedure
In order to take advantage of the electronic publication option, a non-U.S. company that has obtained a Rule 12g3-2(b) exemption should take the steps that follow.

1) Rule 12g3-2(b) Submission to the SEC
The company must provide to the SEC, by means of a hard-copy paper submission, the address of its website (or the name of the electronic information system to be used for electronic publication). The document should clearly mark the issuer's exemption number and indicate that it is an application for amendment to the existing Rule 12g3-2(b) exemption for purposes of future electronic publication of the required disclosure documents. Submit document to:

U.S. Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549 USA
Mailstop: Room 3628
Attention: Rule 12g3-2(b) Exemptions

2) Website Electronic Publication
The company should publish on its website or applicable electronic information system all materials currently being furnished in paper form to the SEC. English translations will be required of the annual report and any interim reports (including financial statements), material press releases and other distributions sent to the shareholders under home-country law, as was the case in the prior paper submission process.

Benefits for DR Issuers and Investors
The new SEC rule amendment enables Level I DR issuers to save time and money by: (1) avoiding the manual mailing process to the SEC, (2) self-monitoring compliance and (3) avoiding any associated legal fees. Moreover, the information is now more timely and more readily available to investors who previously had to obtain it from various sources.

The BANK of NEW YORK MELLON

END